UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 144

NOTICE OF PROPOSED SALE OF SECURITIES

PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

ATTENTION:  Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker

OMB APPROVAL
OMB Number: 3235-0101 Expires: December 31, 2006 Estimated average burden hours per response . . . . . 4.47
SEC USE ONLY
DOCUMENT SEQUENCE NO.
CUSIP NUMBER
WORK LOCATION

1(a) NAME OF ISSUER (Please type or print) EMERSON ELECTRIC CO.		(b) IRS IDENT. NO. 43-0259330		(c) S.E.C. FILE NO. 001-00278
1(d)ADDRESS OF ISSUE 8000 W. FLORISSANT	STREET	CITY St. Louis	STATE MO	ZIP CODE 63136	(e)TELEPHONE NO. (314) 553-2000
2(a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD Edward L. Monser	(b) SOCIAL SECURITY NO. OR IRS IDENT. NO.	(c) RELATIONSHIP TO ISSUER Officer	(d) ADDRESS STREET 8000 W. Florissant	CITY St. Louis	STATE MO	ZIP CODE 63136

 INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. identification Number and the S.E.C. File Number.

3(a) Title of the Class of Securities To Be Sold	(b) Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who Is Acquiring the Securities	SEC USE ONLY Broker-Dealer File Number	(c) Number of Shares or Other Units To Be Sold (See Instr. 3(c))	(d) Aggregate Market Value (See Instr. 3(d))	(e) Number of Shares or Other Units Outstanding (See Instr. 3(e))	(f) Approximate Date of Sale (See Instr. 3(f)) (MO DAY YR.)	(g) Name of Each Securities Exchange (See Instr. 3(g))
Common Stock	E*Trade Financial Corp. 135 East 57th Street New York, NY 10022		7,000	$530,600 (1)	410,815,314	12/16/05	NYSE

INSTRUCTIONS:

1. (a) Name of issuer

(b) Issuer’s I.R.S. Identification Number

(c) Issuer’s S.E.C. file number, if any

(d) Issuer’s address, including zip code

(e) Issuer’s telephone number, including area code

2. (a) Name of person for whose account the securities are to be sold

(b) Such person’s I.R.S. identification number, if such person is an entity

(c) Such person’s relationship to the issuer (e.g., officer, director, 10%

3. (a) Title of the class of securities to be sold

(b) Name and Address of each broker through whom the securities are intended to be sold

(c) Number of shares or other units to be sold (if debt securities, give the aggregate face amount)

(d) Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice

(e) Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer

(f) Approximate date on which the securities are to be sold

(g) Name of each securities exchange, if any, on which the securities are intended to be sold

TABLE I — SECURITIES TO BE SOLD

Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of the Class	Date You Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired (if gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment
Common Stock	11/3/2003	Restricted Stock Grant	Emerson Electric Co.	20,000
INSTRUCTIONS:	If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given.  If the consideration consisted of any note or other obligation, or  if  payment was made in  installments describe the arrangement and state when the  note  or  other  obligation  was  discharged  in  full or the last installment paid.

TABLE II — SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds
None

REMARKS: (1)  Based on the closing price of Emerson Electric Co.’s common stock on 12/15/05.

INSTRUCTIONS:

See the definition of "person" in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

ATTENTION:

The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the
Issuer of the securities to be sold which has not been publicly disclosed.

12/16/05	/s/ Edward L. Monser
(DATE OF NOTICE)	(SIGNATURES)

The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed.

Any copies not manually signed shall bear typed or printed signatures

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)